SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 16, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.

Press Release dated May 15, 2003 titled “Telecom Argentina STET-France Telecom S.A. and its subsidiary, Telecom Personal S.A., announce extension of expiration date of their respective Cash Tender Offers to May 23, 2003.”

FOR IMMEDIATE RELEASE

Market Cap: Pesos 2.9 billion

(May 15, 2003)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. AND ITS

SUBSIDIARY, TELECOM PERSONAL S.A., ANNOUNCE EXTENSION OF

EXPIRATION DATE OF THEIR RESPECTIVE CASH TENDER OFFERS TO

MAY 23, 2003

Buenos Aires, May 15, 2003 – Telecom Argentina STET-France Telecom S.A. (BCBA: TECO2, NYSE: TEO) (“Telecom Argentina”) and its subsidiary Telecom Personal S.A. (“Telecom Personal” and together with Telecom Argentina, the “Companies”) announced today that they have extended the expiration dates for their pending cash tender offers for their financial debt instruments. As extended, the offers will expire at 4:00 p.m. New York time, 5:00 p.m. Buenos Aires time on May 23, 2003.

On April 16, 2003, the Companies commenced cash tender offers to purchase a portion of their financial debt instruments pursuant to modified Dutch auctions.

The tender offers are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

As of May 14, 2003, GSC Proxitalia S.p.A. (“Proxitalia”), in its capacity as collection agent for Telecom Argentina’s tender offer acceptance forms in Italy, reported that Italian participant banks had received tenders from noteholders with respect to the equivalent of approximately US$34 million aggregate principal amount of notes. Notwithstanding, the entire amount of such tenders had not yet been confirmed to Proxitalia as of such date. As of May 15, 2003, tenders with respect to approximately US$14 million aggregate principal amount of notes had been received by the custodian for the Telecom Argentina tender offer.

The extension of the expiration date of each tender offer will not affect the record date for purposes of determining the holders eligible to receive certain payments of accrued interest as set forth in each of the invitation documents dated April 16, 2003. The payment date for such accrued interest will be the new expiration date for each tender offer.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones S.A. are acting as dealer managers for the tender offers. MBA Banco de Inversiones S.A. is acting as dealer manager in Argentina only.

This announcement and the cash tender offers which are the subject hereof will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Companies or any of their affiliates since the date hereof. No indications of interest in the offers are sought by this press release.

For information relating to the tender offers and copies of the tender offer materials contact:

Information Agent in the U.S. and Argentina

Georgeson Shareholder Communications Inc.

Banks and Brokers: (1-212) 440-9800

U.S. Toll Free: (866) 216-0459

For Argentine Holders: please dial 0800-555-4288, 0800-222-1288 or

0800-288-5288 followed by the U.S. Toll Free (866) 216-0459

Information Agent in Europe

GSC Proxitalia S.p.A.

(39) 06 4217-1777

Toll Free in Italy: (800) 18 99 23

www.gscproxitalia.com

You may also contact:

Telecom Argentina and Telecom Personal

Pedro Insussarry

Mariela Teló

Moira Colombo

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated

Heather Hammond

(800) 624-1808 (domestic U.S.)

(212) 761-1893 (international callers call collect)

MBA Banco de Inversiones

Diego Steverlynck

5411 4319-5865

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On March 31, 2003, Telecom had 984,380,978 shares outstanding.

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Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: May 16, 2003	By:	/S/ CHRISTIAN CHAUVIN
Name: Christian Chauvin
Title: Vice-President